   As filed with the Securities and Exchange Commission on November 12, 1999
                                                   Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------

                            Blue Rhino Corporation
            (Exact name of Registrant as specified in its charter)

                                ---------------

              Delaware                           56-1870472
    (State or other jurisdiction              (I.R.S. Employer
 of incorporation or organization)         Identification Number)

                           104 Cambridge Plaza Drive
                      Winston-Salem, North Carolina 27104
                           Telephone (336) 659-6900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                 Billy D. Prim
                     Chairman and Chief Executive Officer
                           104 Cambridge Plaza Drive
                      Winston-Salem, North Carolina 27104
                           Telephone (336) 659-6900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

                               Susan M. Hermann
                            Pedersen & Houpt, P.C.
                        161 N. Clark Street, Suite 3100
                            Chicago, Illinois 60601
                           Telephone (312) 641-6888

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans please check the following box: [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

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
                                             Proposed       Proposed
 Title of each class of                      maximum        maximum      Amount of
    securities to be       Amount to be   offering price   aggregate    registration
       registered           registered     per share(1)  offering price     fee
------------------------------------------------------------------------------------
Common Stock, par value
 $0.001per Share.......  3,261,885 Shares     $8.19       $26,714,838      $7,427
------------------------------------------------------------------------------------

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(1) Calculated in accordance with Rule 457(c) and based upon the average of the closing bid and ask prices for the common stock on the Nasdaq National Market on November 8, 1999.

                                ---------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling securityholders may not sell these securities under this prospectus +
+until the registration statement filed with the Securities and Exchange       +
+Commission is effective. This prospectus is not an offer to sell these        +
+securities and it is not soliciting an offer to buy these securities in any   +
+state where the offer or sale is not permitted.                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                 Preliminary Prospectus dated November 12, 1999

PROSPECTUS

                                3,261,885 Shares

[BLUE RHINO LOGO]

                                  Common Stock

                                  -----------

  The selling securityholders listed on page 12 may offer from time to time up to 3,261,885 shares of our common stock pursuant to this prospectus. Of the shares which may be offered hereby:

    . Up to 1,871,280 shares are available for the resale of shares issuable upon the conversion of principal and accrued interest on our Convertible Notes which we issued on September 23, 1999;

    . Up to 332,203 shares are issuable upon the exercise of warrants issued to the purchasers of our Convertible Notes;

    . Up to 248,469 shares are issuable upon the exercise of warrants issued to the purchasers of common stock and warrants in a private placement completed on September 7, 1999;

    . Up to 100,000 shares are issuable upon the exercise of warrants issued in connection with an acquisition of assets consummated on September 17, 1999; and

    . Up to 709,933 shares currently held by the selling securityholders.

  We will not receive proceeds from the sale of shares of common stock by the selling securityholders but we may receive the proceeds from the exercise of the warrants by the selling securityholders unless the warrants are exercised on a cashless basis. See "Use of Proceeds."

  Our common stock is listed on the Nasdaq National Market under the symbol "RINO." The last reported per share sale price for the common stock on November 8, 1999 was $8.00.

    Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is                , 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
      Where You Can Find More Information..................................   2
      Incorporation of Certain Documents by Reference......................   3
      Forward-Looking Statements...........................................   3
      The Company..........................................................   4
      Risk Factors.........................................................   5
      Use of Proceeds......................................................  10
      Description of Capital Stock.........................................  10
      Selling Securityholders..............................................  15
      Plan of Distribution.................................................  19
      Legal Matters........................................................  20
      Experts..............................................................  20

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

   The terms "we," "us," "Blue Rhino" and "the Company," as used in this prospectus refer to Blue Rhino Corporation and its subsidiaries, CPD Associates, Inc., Rhino Services, L.L.C. and USA Leasing, L.L.C., and our predecessor, except where it is made clear that such term means only the parent company. The Blue Rhino(R) logo, including the name, the names RhinoTUFF(R), Tri-Safe(R), Endless Summer(TM) and Endless Summer Comfort(TM) are our registered and pending trademarks. This prospectus also includes trademarks of other companies. Our principal offices are located at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104 and our telephone number is (336) 659-6900.

                               ----------------

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and periodic reports, proxy statements and other information with the United States Securities and Exchange Commission (the "Commission"). You may inspect these documents without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and you may obtain copies of these documents from the Commission's Public Reference Room at its principal office. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

   We have filed a registration statement on Form S-3 with the Commission relating to the offering by the selling securityholders of common stock pursuant to this prospectus. The registration statement contains information not found in this prospectus. For further information, you should refer to the registration statement which you can inspect and copy in the manner and at the sources described above. Any statements we make in this prospectus or that we incorporate by reference concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents have been filed with the Commission by the Company and are made a part of this prospectus:

  . Our Annual Report on Form 10-K for the fiscal year ended July 31, 1999;
    and

  . Our Current Reports on Form 8-K dated August 16, 1999 and September 23,
    1999.

All of the documents we have filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering made hereby are incorporated by reference into this prospectus from the date we file the documents with the Commission. Any statement contained in this prospectus or in a document incorporated in this prospectus by reference shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

   Upon request, we will provide a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates), without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered. You should direct written or telephone requests for such copies to our principal office:
Blue Rhino Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104, Attention: Chief Financial Officer (telephone: 336-659-6900).

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things:

  . Anticipated trends in our business, including consumer preferences for propane grills and acceptance of cylinder exchange;

  . Adequacy of our management and distribution infrastructure to manage growth in sales and locations;

  . Maintenance of high quality service for retailers through our distributors;

  . Placement of Blue Rhino cylinder exchange at new retail locations and increasing sales at existing locations;

  . Maintenance of relationships with existing retailers and distributors;

  . Securing capital for future acquisitions and growth;

  . Successful identification and introduction of new products and services;
    and

  . Adaptation to changes in the regulatory environment.

   Words such as "expect," "will," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                  THE COMPANY

   We are the leading national provider of propane grill cylinder exchange in the United States with Blue Rhino cylinder exchange displays at over 20,000 retail locations in 46 states and Puerto Rico. Cylinder exchange provides consumers with a convenient means to exchange empty grill cylinders for clean, safer, precision-filled cylinders. We offer our cylinder exchange at many major home center/hardware, mass merchant, grocery and convenience stores including Home Depot, Lowe's, Sears, WalHMart, Kroger and Kwik Shop. We partner with retailers and independent distributors to provide consumers with a nationally branded alternative to traditional grill cylinder refill. We dedicate our efforts and capital to brand development, value-added marketing, customer service, account growth, distributor development and management information systems while our 49 independent distributors make the investments in the vehicles and refilling and refurbishing equipment necessary to operate cylinder exchange businesses.

   The cylinder exchange process typically begins with a Blue Rhino distributor establishing or restocking a grill cylinder display at a retail customer. Upon delivery, the distributor records the cylinder inventory into a handheld computer which calculates the number and type of cylinder exchanges, upgrades and sales for the location and creates a delivery ticket for the retailer. Distributors routinely transfer this delivery and inventory information to Blue Rhino electronically. We then prepare an invoice for each retailer which we typically transmit in a customized electronic format compatible with the retailer's existing systems. We collect invoiced amounts directly from the retailers and in turn remit a fixed amount per cylinder transaction to our distributors. We negotiate terms of payment with retailers which are generally 30 to 60 days from the date of invoice. We in turn remit payment to our distributors on the fifteenth of each month for transactions occurring during the previous month.

   Our objective is to further strengthen our position as the leading national provider of cylinder exchange. The key elements of our strategy to achieve this objective are:

  . Promoting the Blue Rhino brand and driving customer awareness of cylinder exchange;

  . Expanding existing retailer relationships by opening new locations and increasing sales at existing locations;

  . Adding new retailer relationships;

  . Leveraging distributors' infrastructure by adding new retail locations within their territories;

  . Leveraging our corporate infrastructure to increase profitability;

  . Pursuing strategic account acquisitions from other cylinder exchange providers; and

  . Developing new products and services related to propane use and backyard living, such as patio heaters and the related cylinder exchange service.

   During fiscal 1999 we significantly increased the number of Blue Rhino cylinder exchange locations, continued developing and began marketing and selling our commercial and residential patio heaters and began construction of a propane bottling and cylinder refurbishing plant in North Carolina to facilitate service by our distributors in the Southeastern United States.

                                  RISK FACTORS

   Investing in the common stock will provide you with an equity ownership interest in Blue Rhino. As a Blue Rhino stockholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition and general economic, market and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

Uncertainty of Continued Rapid Growth

   We are a young company that has experienced a very high growth rate. In order to continue to grow, we must be able to:

  . Find productive new retail locations;

  . Demonstrate to consumers the benefits of cylinder exchange;

  . Maintain relationships with distributors who are able to expand our business and achieve our quality and service standards;

  . Refine and maintain a corporate infrastructure sufficient to support growth;

  . Secure capital to fund growth; and

  . Identify and consummate acquisitions of retail accounts from existing cylinder exchange providers.

   Even if we successfully implement our growth strategy, we may not be able to sustain our recent growth rates.

Ability of Distributors and Management to Manage Growth in Sales and Number of Retail Locations

   The number of retail locations offering Blue Rhino cylinder exchange and our corresponding sales have grown significantly over the past several years along with the creation of our independent distributor network. As of July 31, 1995, we had 1,608 retail exchange locations, substantially all of which were in the South/Southeastern United States, and had no independent distributor network. As of October 31, 1999, we had 49 independent distributors servicing in excess of 20,000 retail locations in 46 states and Puerto Rico. To successfully grow, we depend upon our distributors to adequately service an increasing number of retail accounts. Due to our recent growth, certain distributors have experienced service problems, particularly during peak demand periods such as holiday weekends. We have also had to undertake capital intensive initiatives such as our cylinder leasing program and the construction of an automated propane bottling and cylinder refurbishing plant to support our distributors in keeping up with our growth. This growth also requires our executive officers, who have only limited prior experience managing a public company, to skillfully manage Blue Rhino and our retailer and distributor relationships. If we fail to effectively manage our growth, our business may suffer.

Lack of Contractual Relationships with Retailers

   None of our significant retail accounts are contractually bound to offer Blue Rhino cylinder exchange. Therefore, retailers can discontinue Blue Rhino cylinder exchange at any time and offer a competitor's cylinder exchange or no cylinder exchange program at all. Continued relations with a retailer depend upon various factors, including customer service, consumer demand, competition and cost. In addition, certain of our retailers have multiple vendor policies and, therefore, may seek to offer a competitor's cylinder exchange program at new or existing locations. If any significant retailer terminates, reduces or is unwilling to expand its relationship with us, our business may suffer. See "--Volatile Product; Potential Product Liability."

Concentration of Revenues with a Limited Number of Retailers

   We depend upon our relationships with a limited number of major retailers for a significant portion of our net sales. Home Depot represented approximately 23% of our fiscal 1999 net sales. Lowe's and WalHMart each represented approximately 13% for fiscal 1999. Our failure to maintain or expand relationships with any of these retailers or a significant business downturn at any of these retailers could negatively impact our business.

Dependence on Distributor Relationships

   We rely exclusively on independent distributors to deliver our products to retailers. Our success will depend on our ability to maintain existing distributor relationships and on the distributors' ability to set up and adequately service an expanding base of retail accounts. We exercise only limited influence over the resources that our independent distributors devote to cylinder exchange. We could suffer a loss of consumer or retailer goodwill if our distributors do not adhere to our quality control and service guidelines or fail to ensure an adequate and timely supply of cylinders at retail locations. Problems a national retailer may have with one distributor could result in the loss of other locations of that retailer serviced by one or more of our other distributors. If any major distributor were to discontinue servicing one or more retailers or terminate its distribution agreement, our business may suffer.

Dependence on Consumer Acceptance of Cylinder Exchange

   We derive substantially all of our revenues from cylinder exchange, a relatively new retailing concept for consumers and retailers. According to a 1997 study by the Barbecue Industry Association, 79% of the consumers who use propane grills refill rather than exchange their cylinders. Our success will depend in large part on our ability to successfully encourage consumers to switch from traditional refilling methods to cylinder exchange and encourage retailers to offer cylinder exchange.

Seasonal and Quarterly Fluctuations in Our Business

   Our quarterly operating results fluctuate significantly primarily because consumers grill most frequently in the spring and summer, especially in colder regions of the United States. As a result, we earn most of our revenue during our third and fourth quarters ended April 30 and July 31. Sustained periods of poor weather, particularly during the spring and summer, can negatively impact our total revenues and operating income. Our timing and rate of establishing new retail locations and expenses incurred in anticipation of increased sales also may cause quarterly fluctuations in our results of operations. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that we may achieve for a full fiscal year or any future quarter.

Concentration of Retail Locations with a Limited Number of Distributors

   As of September 30, 1999, six distributors serviced approximately 35% of our retail locations. Sales by these key distributors resulted in approximately 40% of our net sales for fiscal 1999. The five distributors owned by Platinum Propane Holding, L.L.C. ("Platinum Propane") accounted for approximately 31% of our net sales for fiscal 1999. Ceramic Industries, Inc. accounted for approximately 9% of our net sales for fiscal 1999. A disruption in service by one or more of these distributors may cause our business to suffer.

Varying Local Permitting Processes Affecting Retail Locations

   Local ordinances, which vary from jurisdiction to jurisdiction, generally require retailers to obtain permits to store and sell propane cylinders. These ordinances influence retailers' acceptance of cylinder exchange, distribution methods, cylinder packaging and storage. The ability and time required to obtain permits varies by jurisdiction. Delays in obtaining permits have from time to time significantly delayed the installation of new retail locations. Some jurisdictions have refused to issue the necessary permits and thereby have prevented a limited number of installations. Certain jurisdictions may also impose additional restrictions on our ability to market and our distributors' ability to maintain the cylinder exchange program. Revisions to these regulations or violations of current or future regulations by us or our distributors may cause our business to suffer.

Competition in Grill Cylinder Refilling Industry

   The grill cylinder refilling industry is highly fragmented and competitive. Competition in our industry is based primarily upon convenience, quality of product, service, historical relationships, perceived safety and price. A 1997 Barbecue Industry Association study states that 79% of the consumers who use propane grills refill rather than exchange their cylinders. Accordingly, our primary competition comes from the approximately 20,000 bulk refilling stations owned and operated by propane dealers, as well as certain rental outlets, recreational vehicle centers and hardware stores. Major propane providers, such as AmeriGas Propane Partners, L.P., Cornerstone Propane Partners, L.P., Ferrellgas Propane Partners, L.P., Heritage Propane Partners, L.P. and Suburban Propane Partners, L.P., could establish new or expand their existing cylinder exchange businesses nationally. These major propane providers have greater resources than we do and may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than we can. We also compete with numerous regional cylinder exchange providers, which typically have operations in a few states, and with local cylinder exchange providers. If these competitors expand their cylinder exchange programs or new competitors enter the market or grow to compete with us on a national scale, our market share and gross margins could decrease.

Volatile Product; Potential Product Liability

   Propane is a gas which, if exposed to flame or high pressure, may ignite or explode, potentially causing significant property damage and/or bodily harm. Accidents may occur during the refurbishing, refilling, transport, storage, exchange, use or disposal of cylinders and other Blue Rhino products. Because the Blue Rhino name and logo are prominently displayed on all cylinders, cylinder displays and other Blue Rhino products, such as patio heaters, we could be subjected to damage claims. In addition, as a result of our acquisition of the assets of Bison Valve, we could be subject to additional product liability for the failure of a valve, regardless of whether such valve was fitted on a Blue Rhino cylinder. At such time as we begin operating our automated propane bottling and cylinder refurbishing plant, we may become subject to claims related to manufacturing defects or workplace accidents. In the event of an accident, we could incur substantial expense, receive adverse publicity and/or suffer a loss of sales. A grill cylinder-related accident involving personal injury could result in product liability actions against us or our distributors and could affect the willingness of retailers to offer or consumers to use cylinder exchange. Adverse publicity relating to any such incident could also affect our reputation and the perceived benefits of cylinder exchange. Furthermore, there can be no assurance that insurance will provide sufficient coverage in any particular case or that we or our distributors will be able to continue to obtain insurance coverage at acceptable levels and cost.

Product Recalls and Prior Accidents Affecting Blue Rhino

   Prior to May 1996, we operated a propane refilling facility in Booneville, North Carolina. In July 1995, an explosion resulting in significant structural damage to the plant occurred at this facility when a filled cylinder fell from a conveyor belt, began to leak and subsequently ignited. In September 1997, a fire occurred at one of our distributor's cylinder refurbishing facility when a cylinder was left unattended on a sleeve application machine and caught fire. In July, 1999, a fire occurred at one of our distributor's cylinder refurbishing facility from an unidentified cause resulting in significant damage. In August 1997, Rotorix, Inc., the distributor of Ceodux cylinder valves, issued a recall of Ceodux valves placed on Worthington cylinders after July 16, 1997. We instructed our distributors to inventory the cylinders at their plants and retail locations and remove any cylinders with the recalled valves. However, we cannot be sure that all recalled valves have been removed from circulation.

Regulation of Propane

   Federal, state and local authorities regulate the transportation, handling, storage and sale of propane in order to protect consumers, employees, property and the environment. The handling of propane in most regions of the United States is governed by guidelines published by the National Fire Protection Association in Pamphlets 54 and 58. These guidelines require that all cylinders produced or recertified after September 30, 1998 and all grill cylinders refilled after April 2002 must be fitted with an overfill prevention device valve. Failure of our distributors to comply with these regulations could subject us to potential governmental action for violation of such regulations which could result in fines, penalties and/or injunctions.

Risks Associated with Convertible Note Conversions

   The following risks are associated with the conversion of the $7,000,000 of 5% Convertible Notes we issued on September 23, 1999 ("Convertible Notes"):

  . Because the variable conversion price of the Convertible Notes is a function of the market price of our common stock at the time of conversion, the lower the price of our common stock at the time the holders convert, the greater the number of shares of common stock issued upon conversion resulting in greater dilution of our stockholders;

  . To the extent that a holder of a Convertible Note sells the common stock issued upon conversion into the market, and disregarding the manner in which such shares are sold as well as any other factors such as reactions to our operating results and general market conditions which may be operative in the market at such time, such sales may cause a decrease in the market price of our common stock, which in turn, relative to additional conversions of the Convertible Notes, would reduce the variable conversion price and increase the number of shares of common stock issued upon subsequent conversion of the Convertible Notes and available for sale into the market;

  . Short sales of our common stock may accompany conversions and sales of common stock from conversions, which sales in the aggregate could cause downward pressure upon the price of our common stock, excluding the effect of other market factors possibly operative at the time; and

  . Conversions of the Convertible Notes may result in substantial dilution of the interests of the other holders of common stock.

  . Our common stock could be delisted by the Nasdaq National Market in the event that our stock price decreases below the $1 minimum bid price as required by the Nasdaq National Market or we otherwise fail to satisfy the minimum listing requirements of the Nasdaq National Market. Should such a delisting extend for five or more consecutive trading days, a triggering event would occur under the Convertible Notes allowing the holders of the Convertible Notes to require us to redeem the outstanding Convertible Notes.

  . The term of the Convertible Notes is only two years. If we do not desire to convert the notes into common stock we will be required to repay or refinance the notes. We cannot be assured that we will have the cash available to repay the Convertible Notes or that refinancing will be available or that the such refinancing will be on favorable terms.

We May Be Limited In Our Use of Our Federal Net Operating Loss Carryforwards

   As of July 31, 1999, we had federal net operating loss carryforwards ("NOLs"), subject to review by the Internal Revenue Service, totaling approximately $18.3 million. A federal NOL can generally be carried back two or three years and then forward fifteen or twenty years (depending on the year in which the loss was incurred), and used to offset taxable income earned by a company (and thus reduce its income tax liability). Currently there is no limitation on our ability to use NOL's to reduce future income taxes. However, if an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), occurs with respect to our capital stock, our ability to use NOLs would be limited to specific annual amounts.

Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in any three-year period.

   If an ownership change occurs, our ability to use NOLs to reduce income taxes is limited to an annual amount based on the fair market value of our capital stock immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. The long-term tax-exempt interest rate is published monthly by the IRS. The carryforward period to use NOLs is not affected by the ownership change limitations. Our use of new NOLs arising after the date of an ownership change would not be affected.

   We issued a substantial number of shares of our common stock in connection with our private placement of common stock which was conducted on September 7, 1999 and may issue additional shares on the exercise of outstanding warrants and options as well as upon the conversion of our Convertible Notes. The issuance of a significant number of shares of common stock could result in an ownership change. If we were to experience such an ownership change we estimate that our ability to use our NOLs could be delayed.

   The extent of the actual future use of our federal NOL's is subject to inherent uncertainty because it depends on the amount of taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal NOL's before they would otherwise expire.

Blue Rhino Distributors' Dependence on Management Information Systems

   We depend on our management information systems ("MIS") to process orders, manage inventory and accounts receivable collections, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products on a timely basis. In addition, our staff of six MIS professionals relies heavily on the support of Information Management System Services ("IMSS"), a division of R.J. Reynolds Tobacco Company. Any disruption in the operation of our MIS, the loss of employees knowledgeable about such systems, the termination of our relationship with IMSS or our failure to continue to effectively modify such systems as our business expands could negatively affect our business.

Blue Rhino's Dependence on Trademarks, Proprietary Information and Copyrights

   We consider our trademarks, particularly the Blue Rhino logo, including the name, and the design of our product packaging, to be valuable to our business and the establishment of our national branded cylinder exchange program. We rely on a combination of copyright and trademark laws and other arrangements to protect our proprietary rights and could incur substantial expense to enforce our rights under copyright or trademark laws. The requirement to change any of our trademarks, service marks or trade name could entail significant expense, result in the loss of any goodwill associated with that trademark, service mark or trade name, and impact our ability to apply for copyrights and additional trademarks in the future.

Potential Negative Effect of Our Failure to Achieve Year 2000 Compliance

   Certain of our MIS use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 00 is recognized as the year 1900 rather than the year 2000). Therefore, our date critical functions relating to the Year 2000 and beyond, such as sales, distribution, inventory control and financial systems, may be negatively affected unless we make changes to these computer systems. We expect that upgrades to our MIS with respect to the Year 2000 issue will require capital expenditures of approximately $25,000. In addition, the failure of parties with whom we have a material relationship to achieve Year 2000 compliance could cause an interruption in our business. It is still uncertain whether we can resolve these issues in a cost-effective or timely manner or whether we will incur significantly greater expense in resolving these issues.

Unpredictable Propane Supplies and Costs

   Our distributors purchase propane from natural gas providers and oil refineries which produce propane as a by-product of the refining process. The supply and price of propane fluctuates depending upon underlying natural gas and oil prices and the ability of suppliers to deliver propane. A substantial increase in propane prices could lead to decreased profit margins for distributors and could impact their ability or desire to service our retail accounts.

Blue Rhino's Dependence on Suppliers

   To adequately service our retail accounts, our distributors need a sufficient supply of cylinders and valves. There are only two major cylinder suppliers and only five major valve suppliers in the U.S. market. The implementation of National Fire Protection Association guidelines requiring the introduction of valves with overfill prevention devices and growth in propane grill sales and use could increase demand for cylinders and valves. If the distributors were unable to obtain sufficient quantities of cylinders or valves, delays or reductions in cylinder availability could occur which may cause our business to suffer.

Management's Substantial Ownership of Blue Rhino

   As of October 31, 1999, current executive officers, directors and entities controlled by them beneficially owned, in the aggregate, approximately 46.2% of our outstanding common stock. As a result, they can exert considerable voting control in connection with matters requiring stockholder approval, including election of directors and approval of significant corporate transactions, provided that they vote together on such matters, and may have the effect of delaying or preventing a change in control of Blue Rhino or impeding or precluding transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

                                USE OF PROCEEDS

   The selling securityholders will receive all of the proceeds from the sale of shares of common stock covered by this prospectus. See "Selling Securityholders." If and when all or a part of the warrants are exercised and the shares of common stock are issued to the selling securityholders, we will receive the proceeds from the exercise of the warrants by the selling securityholders, unless the selling securityholders exercise their warrants on a cashless basis. Assuming the selling securityholders exercise all of their warrants for cash, we will receive $5,662,402. We will use such proceeds for working capital and other general corporate purposes.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock having a par value of $0.001 per share and 20,000,000 shares of "blank check" preferred stock having a par value of $0.001 per share. We are seeking the approval of our stockholders at our annual meeting of stockholders scheduled for December 21, 1999, to reduce the number of shares of authorized common stock to 37,500,000 shares and the number of shares of preferred stock to 7,500,000. The following description of our capital stock and certain provisions of our Second Amended and Restated Certificate of Incorporation (the "Charter") and our by-laws is qualified in its entirety by the provisions of the Charter and by-laws (which are included as exhibits to the Registration Statement of which this prospectus is a part) and the General Corporation Law of the State of Delaware (the "DGCL").

Common Stock

   All outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of preferred stock that may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the stockholders in a liquidation, dissolution or winding up of Blue Rhino Corporation and is entitled to participate equally in dividends if, as and when declared by our board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Preferred Stock

   Our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to 20,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares. In addition, the terms of the preferred stock and the rights of the holders of preferred stock may adversely affect the rights of the holders of common stock. While we have no present intention to issue shares of preferred stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could negatively impact the market value of the common stock.

Convertible Notes

   On September 23, 1999, the Company issued $7,000,000 of 5% Convertible Notes (the "Convertible Notes") and warrants to purchase 332,203 shares of Common Stock to two insitutional investors (the "Investors"). The following summary of the material terms of the Convertible Notes is qualified by reference to the full text of the underlying documents which are exhibits to the Company's Form 8-K filed on September 23, 1999.

 Conversion

   The principal and accrued interest on the Convertible Notes is convertible, in whole or in part, by dividing the amount to be converted by the lesser of
(i) a "fixed conversion price" or (ii) a "variable conversion price." The fixed conversion price shall equal $20.00 per share. The variable conversion price shall equal 95% of the dollar volume-weighted average price for the Common Stock on the Nasdaq National Market (as reported by Bloomberg Financial Markets through its "Volume at Price" function) on the conversion date (the "Variable Conversion Price"). For a period of 18 months, the Convertible Notes may not be converted unless the Company, subject to certain exceptions, requires conversion, or:

  . our common stock is not listed or quoted on the Nasdaq National Market or New York Stock Exchange, or has been suspended from trading for more than one day,

  . a change of control or Triggering Event or event of default shall have occurred or be pending,

  . we issue or sell or are deemed to have issued or sold any convertible securities that are convertible into or exercisable or exchangeable for shares of common stock at a variable price,

  . we fail to pay any redemption amount or issue any shares upon a conversion of the Convertible Notes or exercise of the related warrants,

  . we issue additional shares of common stock or securities convertible into common stock other than (i) up to 500,000 shares issuable in connection with acquisitions at a value per share equal or greater than the market price of the common stock, (ii) shares issuable upon the exercise of employee, director and distributor options and outstanding warrants, or

  . with respect to the conversion of up to 25% of the total amount outstanding on the Convertible Notes, if on or after December 23, 2000 at least 75% of the aggregate original principal amounts of all Convertible Notes remains outstanding.

   Upon the occurrence of any events outlined in the bullet points above, the holders of the Convertible Notes may elect to convert all or any portion of the Convertible Notes into common stock. "Triggering Events" include the Company's:

  . failure to register the shares issuable upon conversion of the Convertible Notes or related warrants on or before February 25, 2000;

  . failure to maintain the effectiveness of such registration statement,

  . the common stock not being listed or quoted on the Nasdaq National Market or the New York Stock Exchange,

  . failure to issue any common stock upon conversion as required,

  . inability to issue any shares of common stock as a result of restrictions on the issuance of shares under Nasdaq rules; or

  . failure to obtain the consent of its stockholders to the issuance of common stock upon conversion of the Convertible Notes and related warrants before January 31, 2000.

   Upon the occurrence of a Triggering Event, the holders of Convertible Notes could require the Company to convert the balance of their Convertible Notes into common stock or to redeem all of the remaining principal and interest at a price equal to 120% of the outstanding balance. In the event that the Company or its transfer agent does not timely effect a conversion of the Convertible Notes, the Company is subject to certain liquidated damage penalties including reductions in the variable conversion price, adjustments to the applicable fixed conversion price and certain other penalties as more fully described in the Convertible Notes.

   The holders of the Convertible Notes are prohibited from converting their notes if, after giving effect to such conversion, the holder would beneficially own at the time of conversion in excess of 4.99% of the outstanding shares of common stock of the Company following such conversion. In addition, unless approved by our stockholders, we are not required to issue shares of our common stock upon conversion of the Convertible Notes if such issuance would cause the total number of shares issued at a conversion price lower than the market price of our common stock to be greater than 1,729,530 shares, which equals 20% of our common stock outstanding prior to September 23, 1999. At the next annual meeting of our stockholders scheduled for December 21, 1999, we shall seek the approval of our stockholders to issue the total number of shares issuable upon conversion of the Convertible Notes even if such number of shares exceed 20% of our common stock outstanding prior to our September 1999 private placements.

 Additional Closings

   In the future, the Company may require the Investors to purchase in up to two additional closings Convertible Notes in an amount equal in the aggregate to at least $1.0 million but not more than $4.9 million if certain conditions are met. The Investors' obligation to purchase additional Convertible Notes is conditioned upon:

  . the effectiveness of a registration statement with the Commission covering the resale of the shares of common stock issuable upon conversion or exercise of the Convertible Notes and the Warrants issued at the initial closing and shares to be issued upon the conversion of any notes or exercise of warrants issued at any subsequent closing,

  . the Company's common stock is listed on the the Nasdaq National Market or the New York Stock Exchange,

  . the Company shall not have consummated a change of control or defaulted under the terms of the Securities Purchase Agreement or Convertible Notes,

  . the stock price of the Common Stock shall be at least $8.50 per share
    (adjusted for stock splits, combinations and recapitalizations effected after the initial closing date),

  . we shall have converted at least $1.75 million of the balance of the initial Convertible Notes into common stock,

  . we shall have received stockholder approval of the issuance of the common stock issuable upon the conversion of the Convertible Notes and exercise of the related warrants as required and

  . the satisfaction of certain other terms and conditions, all as more fully set forth in the Securities Purchase Agreement.

 Interest

   The outstanding principal balance on the Convertible Notes bears interest at 5% per annum. Interest accrues until paid in full. After and during the continuance of an event of default, the Convertible Notes bear a default rate of interest equal to 18%.

 Registration of Shares; Possible Adjustment of Conversion Price and Exercise Price

   We are required to register with the Commission the resale of at least 200% of the number of shares of common stock issuable upon conversion of the Convertible Notes and exercise of the related warrants. The number of shares is based on the Conversion Price at the time of the filing of the registration statement. We have agreed to use our best efforts to file the initial registration statement as soon as possible but no later than November 21, 1999 and have the registration statement declared effective by the Commission no later than February 4, 2000. In addition, during the period the registration statement is effective, we have agreed that the resale of at least 150% of the shares of common stock issuable upon conversion of the Convertible Notes and the resale of at least 100% of the shares of common stock issuable upon exercise of the related warrants will remain registered under the registration statement.

 Other Terms

   Under the transaction documents relating to the Convertible Notes we have made or undertaken certain other representations, warranties, agreements, and indemnification obligations. The operative agreements also contain (i) a right of first refusal in favor of the investors which applies to certain of our private equity financings and (ii) prohibit us from entering into certain related party transactions. The Convertible Notes are also subject to anti-dilution provisions which are triggered in the event of certain stock splits, recapitalizations or other dilutive transactions, as well as issuances of common stock at a price below the market price or the fixed conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the market price on the date of issuance or the fixed conversion price, other than for certain previously outstanding securities and certain excluded securities. In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the variable conversion price in the Convertible Notes, the purchasers may elect to substitute the more favorable variable price when making conversions of the Convertible Notes. Finally, the Convertible Notes are subordinate subject to certain exceptions, to up to $25.0 million of the Company's bank indebtedness.

Warrants

   We have four outstanding series of warrants to purchase common stock. Following is a description of these series:

 1998 Warrants

   In January 1998, we issued warrants to purchase 81,913 shares of common stock at an exercise price of $13.00 per share to the four purchasers of $3.25 million of 10.5% promissory notes. These warrants are exercisable until December 31, 2008 and are subject to adjustment upon the subdivision or reclassification of the shares issuable upon the exercise of the warrants.

 Series 1999-A Warrants

   On September 7, 1999, we issued warrants to purchase 343,383 shares of common stock at an exercise price of $8.48 per share to the purchasers of 981,119 shares of our common stock for an aggregate purchase price of approximately $7.2 million. The exercise price per share equals 115% of the closing price for our common stock on the last trading day prior the issuance of the warrants. These warrants are exercisable until September 7, 2004 and are subject to adjustment upon the subdivision or reclassification of the shares issuable upon the exercise of the warrants. 248,469 of the shares issuable upon the exercise of these warrants may be offered by the selling securityholders pursuant to this prospectus.

 Bison Valve Warrants

   On September 17, 1999, we issued warrants to purchase 100,000 shares of common stock at an exercise price of $7.40 per share as a part of the consideration for our acquisition of certain assets of Bison Valve, L.L.C. The exercise price per share equals the closing price for our common stock on the last trading day prior the issuance of the warrants. These warrants are exercisable until September 17, 2004 and are subject to adjustment upon the subdivision or reclassification of the shares issuable upon the exercise of the warrants. All of the shares issuable upon the exercise of these warrants may be offered by the selling securityholders pursuant to this prospectus.

 Convertible Note Warrants

   On September 23, 1999, we issued warrants to purchase in the aggregate 332,203 shares of common stock at an exercise price of $8.48 per share to the purchasers of our Convertible Notes. The warrants expire on September 23, 2004 and are subject to certain anti-dilution provisions in the event we sell common stock or securities convertible or exercisable into common stock at a price less than the exercise price of such warrants or the market price of the common stock. In connection with any additional closings of the Convertible Notes, we must issue warrants to purchase common stock, exercisable for five years, which at the time of issuance has a market value (as determined using the average of the closing share price for the ten days prior to the closing) equal to 35% of the principal value of the Convertible Notes sold at such additional closing.

Certain Provisions of Delaware Law

 Business Combination Provision

   We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

 Limitation on Liability

   As permitted by the provisions of the DGCL, the Charter eliminates, in certain circumstances, the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director: (i) for a breach of a director's duty of loyalty to us or our stockholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit our rights or our stockholders' rights, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases. If the DGCL is amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of one of our directors or officers shall, in addition to the limitation of personal liability provided in the Charter, be limited or eliminated to the fullest extent permitted by the DGCL, as from time to time amended.

 Anti-takeover Effect of Provisions of Charter and By-laws

   Certain provisions of our Charter and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of Blue Rhino. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in our control, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of Blue Rhino, they may inhibit fluctuations in the market price of shares of common stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of our common stock and of preventing changes in our management.

   Election and Removal of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms, thereby preventing a change in a majority of the Board in any single year. Ordinary vacancies in the board of directors may be filled by the affirmative vote of the directors then in office.

   Stockholder Consent. The Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, the Charter provides that, except as otherwise required by law, special meetings of our stockholders can be called only pursuant to a resolution adopted by a majority of our board of directors, our Chairman of the Board or our President. Stockholders desiring to nominate persons to be elected as our directors or to have other business placed on the agenda of an annual meeting of our stockholders must give written notice to the board of directors of such request 120 days in advance of the anniversary date of the release of our proxy statement to stockholders in connection with the preceeding year's annual meeting.

 Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is LaSalle Bank, National Association, Chicago, Illinois.

                            SELLING SECURITYHOLDERS

   The table below lists the selling securityholders and other information regarding the beneficial ownership of our common stock by each of the selling securityholders as of November 8, 1999. Of the 3,213,349 shares of common stock offered by the selling securityholders:

  . Up to 1,822,744 shares are available for the resale of shares issuable upon the conversion of principal and accrued interest on our Convertible Promissory Notes which we issued on September 23, 1999;

  . Up to 332,203 shares are issuable upon the exercise of warrants issued to the purchasers of our Convertible Notes;

  . Up to 248,469 shares are issuable upon the exercise of warrants issued to the purchasers of our units consisting of common stock and warrants in a private placement completed on September 7, 1999;

  . Up to 100,000 shares are issuable upon the exercise of warrants issued in connection with an acquisition of assets consummated on September 17, 1999; and

  . Up to 709,933 shares currently held by the selling securityholders.

   The first column of the table sets forth the number of shares benefically held by each selling securityholder on November 8, 1999, including the number of shares which would have been held by each selling securityholder on November 8, 1999 upon conversion of all principal and accrued interest through November 8, 1999 on our Convertible Notes and warrants then held by that selling securityholder without regard to restrictions on the number of shares that a selling securityholder may own at any time.

   Our conversion calculations with respect to the Convertible Notes assume a conversion price per share of approximately 7.529, which represents 95% of the average of the dollar volume-weighted average price for our common stock on the Nasdaq National Market on November 8, 1999 as reported by Bloomberg Financial Markets through its "Volume at Price" function. The shares issuable upon the conversion of the Convertible Notes are subject to fluctuations from time to time based on changes in the price of our common stock. The selling securityholders who hold Convertible Notes are offering the shares of common stock that they may acquire on conversion of our Convertible Notes and exercise of the related warrants, as indicated in the third column. The total number of shares which we have registered for resale on conversion of the Convertible Notes represent approximately 200% of the shares that would have been issuable to the selling securityholders on November 8, 1999 upon conversion of all of the Convertible Notes plus 332,203 shares issuable upon the exercise of warrants issued to such selling securityholders. The information provided in the table below has been obtained from the selling securityholders.

                                                                    Percentage
                                                                    of Shares
                               Shares Owned  Shares   Shares Owned Beneficially
                               Beneficially  Offered  Beneficially Owned After
                               Prior to the  by this   After this      this
Selling Securityholder         Offering (1) Offering  Offering (1) Offering (2)
----------------------         ------------ --------- ------------ ------------
HFTP Investment L.L.C.(3).....    905,602   1,573,916          0          *
Leonardo, L.P.(4).............    362,240     629,566          0          *
Billy D. Prim(5)..............  1,377,181     183,050  1,194,131       13.6
Watson Strategic Investments,
 L.P.(6)......................    183,050     183,050          0          *
Michael A. Waters(7)..........    100,000     100,000          0          *
Howard R. Conant(8)...........     91,525      91,525          0          *
Conant Family Partnership(9)..     91,525      91,525          0          *
Joseph A. Cusimano IRA(10)....     91,525      91,525          0          *
Peter H. Huizenga(11).........     45,762      45,762          0          *
Donald P. Kelly Revocable
 Trust(12)....................     45,762      45,762          0          *
KMK Associates, L.P.(13)......     45,762      45,762          0          *
Lunn Partners Multiple
 Opportunities Portfolio,
 L.P.(14).....................     45,762      45,762          0          *
Lunn Partners Small Cap Value
 Equity Fund, L.P.(15)........     45,762      45,762          0          *
Peer Pedersen(16).............     93,487      45,762     45,725          *
Richard A. Brenner(17)........     29,635      18,304     11,331          *
Steven D. Devick(18)..........    359,551      18,304    341,247        3.9
Jerald D. and Sidney A.
 Shadley(19)..................     16,471       4,725     11,746          *
Mark Castaneda(20)............     19,676       1,822     17,854          *

--------
*Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or convertible securities held by that person that are currently convertible or exercisable or convertible or exercisable within 60 days of the date hereof are deemed outstanding, subject to the limitation on the conversion of our Convertible Notes which prevents the holders thereof from holding over 4.99% of our outstanding common stock at any time. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.
(2) Percentage of Shares Beneficially Owned After this Offering reflects 8,647,654 shares outstanding as of November 8, 1999.
(3) Shares Owned Beneficially Prior to the Offering includes 668,314 shares of common stock issuable upon the conversion of a Convertible Note and 237,288 shares issuable upon the exercise of a warrant issued on September 23, 1999. Promethean Asset Management, L.L.C. ("Promethean") is the investment manager of HFTP Investments LLC ("HFTP") and consequently has voting control and investment discretion over securities held by HFTP. Promethean is indirectly controlled by Mr. James F. O'Brien. Mr. O'Brien and Promethean disclaim beneficial ownership of the shares beneficially owned by HFTP.
(4) Shares Owned Beneficially Prior to the Offering includes 267,325 shares of common stock issuable upon the conversion of a Convertible Note and 94,915 shares issuable upon the exercise of a warrant issued on September 23, 1999. Angelo Gordon & Co., L.P. ("Angelo Gordon") is the general partner of Leonardo, L.P. A.G. Partners, L.P. is the sole general partner of Angelo Gordon. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of A.G. Partners, L.P.
(5) Includes 1,030,076 shares of common stock held by Mr. Prim of which 135,593 shares are offered hereby, 47,457 shares issuable upon the exercise of a warrant issued in September 1999 all of which are offered hereby, 72,180 shares of common stock issuable upon the exercise of vested options held by Mr. Prim, 216,127 shares of common stock owned by American Oil and Gas, Inc., of which Mr. Prim owns 56% of the issued and outstanding shares and has voting control, 7,561 shares of common stock beneficially owned by Debbie W. Prim, 1,890 shares of common stock beneficially owned by Debbie W. Prim as trustee on behalf of Sarcanda Westmoreland and 1,890 shares of common stock beneficially owned by Debbie
    W. Prim as trustee on behalf of Anthony G. Westmoreland. Mr. Prim is the Chairman, President and Chief Executive Officer of Blue Rhino.
(6) Includes 135,593 shares of common stock held by Watson Strategic Investments, L.P. all of which are offered hereby and 47,457 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby. BDF Management, Inc. is the general partner of Watson Strategic Investments, L.P. Arthur J. Watson, Jr. is the president of BDF Management, Inc. and has voting and investment control over the shares held by Watson Strategic Investments, L.P.
(7) Includes 100,000 shares of common stock issuable upon the exercise of a warrant issued in September 1999.
(8) Includes 67,797 shares of common stock all of which are offered hereby and 23,728 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby.
(9) Includes 67,797 shares of common stock all of which are offered hereby and 23,728 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby. Paul A. Vishney is the trustee of each of the trusts which are general partners of the Conant Family Partnership.
(10) Includes 67,797 shares of common stock all of which are offered hereby and 23,728 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby.
(11) Includes 33,898 shares of common stock all of which are offered hereby and 11,864 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby.
(12) Includes 33,898 shares of common stock all of which are offered hereby and 11,864 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby. Donald P. Kelly is the trustee of the Donald P. Kelly Revocable Trust.

(13) Includes 33,898 shares of common stock all of which are offered hereby and 11,864 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby. Patrick J. Kelly and Thomas N. Kelly are the general partners of KMK Associates, L.P.
(14) Includes 33,898 shares of common stock all of which are offered hereby and 11,864 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby. Lunn Partners, LLC ("Lunn Partners") is the general partner of Lunn Partners Multiple Opportunities Portfolio, L.P. Robert J. Lunn is the manager of Lunn Partners and has shared voting and investment control over these shares. Mr. Lunn is a nominee for election as a director of Blue Rhino at the next annual meeting of our stockholders.
(15) Includes 33,898 shares of common stock all of which are offered hereby and 11,864 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby. Lunn Partners is the general partner of Lunn Partners Small Cap Value Equity Fund, L.P. Robert J. Lunn is the manager of Lunn Partners and has shared voting and investment control over these shares. Mr. Lunn is a nominee for election as a director of Blue Rhino at the next annual meeting of our stockholders.
(16) Includes 81,623 shares of common stock of which 33,898 shares are offered hereby and 11,864 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby. Mr. Pedersen is a principal in the law firm of Pedersen & Houpt, Professional Corporaiton, which serves as counsel to Blue Rhino.
(17) Includes 22,224 shares of common stock, of which 13,559 are offered hereby and 4,745 shares issuable upon the exercise of a warrant issued in September 1999, all of which are offered hereby and 2,667 shares issuable upon the exercise of options which will vest on December 30, 1999. Mr. Brenner is one of our directors.
(18) Includes 13,559 shares owned by Mr. Devick, all of which are offered hereby, 4,745 shares issuable upon the exercise of warrants issued in September 1999, all of which are offered hereby, 3,781 shares issuable upon the exercise of vested options held by Mr. Devick, 1,333 shares issuable upon the exercise of options which will vest on December 21, 1999, 2,667 shares issuable upon the exercise of options which will vest on December 30, 1999 and 333,466 shares owned beneficially by Platinum Venture Partners I, L.P. the general partner of which is devine Interventures, Inc. Mr. Devick is a director of devine Interventures, Inc. and one of our directors.
(19) Includes 3,500 shares held jointly by Jerald and Sidney Shadley, all of which are offered hereby, 1,225 shares issuable upon the exercise of warrants issued in September 1999, all of which are offered hereby, 2,000 shares owned by Mr. Shadley and 6,746 shares of common stock issuable upon the exercise of vested options held by Mr. Shadley. Mr. Shadley is our Vice President, Sales.
(20) Includes 2,850 shares of common stock owned by Mr. Castaneda of which 1,350 are offered hereby, 472 shares issuable upon the exercise of warrants issued in September 1999, all of which are offered hereby and 16,354 shares of common stock issuable upon the exercise of vested options held by Mr. Castaneda. Mr. Castaneda is our Secretary, Chief Financial Officer and is one of our directors.

   We are registering the shares for resale by the selling securityholders in accordance with registration rights we have granted to the selling securityholders. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel and the selling securityholders' counsel in connection with this offering, but the selling securityholders will pay any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling securityholders, and certain affiliated parties against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"), in connection with this offering. The selling securityholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act. The position of the Commission is that indemnification of our directors or officers, or persons that control us for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             PLAN OF DISTRIBUTION

   The selling securityholders (or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest) may sell shares from time to time in public transactions, on or off the Nasdaq National Market, or private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions:

  . ordinary brokers' transactions;

  . transactions involving cross or block trades or otherwise on the Nasdaq
    National Market;

  . purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

  . ""at the market" to or through market makers or into an existing market for the common stock;

  . in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  . through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

  . in privately negotiated transactions; or

  . to cover short sales.

   In effecting sales, brokers or dealers engaged by the selling securityholders may arrange for other brokers or dealers to participate in the resales. The selling securityholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling securityholders also may sell shares short and deliver the shares to close out such short positions. The selling securityholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling securityholders also may pledge the shares to a broker-dealer or financial institution, and upon a default, the broker-dealer or financial institution may effect sales of the pledged shares pursuant to this prospectus.

   Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling securityholders in amounts to be negotiated in connection with the sale. The selling securityholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting compensation.

   Information as to whether underwriters who the selling securityholders may select, or any other broker-dealer, is acting as principal or agent for the selling securityholders, the compensation to be received by underwriters that the selling securityholders may select or by any broker-dealer acting as principal or agent for the selling securityholders, and the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent any such information exists or is required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

   We have advised the selling securityholders that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any selling securityholder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

                                 LEGAL MATTERS

   The legality of the common stock being offered hereby will be passed upon for us by Pedersen & Houpt, a Professional Corporation, Chicago, Illinois. John
H. Muehlstein, one of our directors, is also a principal of Pedersen & Houpt.

                                    EXPERTS

   The consolidated financial statements of Blue Rhino Corporation appearing in Blue Rhino Corporation's Form 10-K for the year ended July 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements incorporated in this registration statement by reference in our Form 10-K for the two fiscal years in the period ended July 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,261,885 Shares

[Blue Rhino Logo Appears Here]

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                                         , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Set forth below is an estimate of the approximate amount of fees and expenses payable in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. We will pay all of these expenses.

      Securities and Exchange Commission registration fee.............. $ 7,427
      Nasdaq Listing Fee*.............................................. $17,500
      Printing and engraving expenses**................................ $10,000
      Legal fees and expenses**........................................ $15,000
      Accounting fees and expenses**................................... $10,000
      Miscellaneous**.................................................. $ 1,073
                                                                        -------
          Total........................................................ $61,000
                                                                        =======

--------
 *Previously Paid.
**Estimated.

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes indemnification of directors, officers, employees and agents of Blue Rhino Corporation (the "Company"); allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute. The Company's Second Amended and Restated Certificate of Incorporation ("Charter") provides that the Company will indemnify its directors and officers to the fullest extent permitted by law.

   Under the provisions of the Company's Charter, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding shall be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company will not however indemnify any director or officer where such director or officer:
(a) breaches his or her duty of loyalty to the Company or its stockholders;
(b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an unlawful dividend or stock repurchase or redemption; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or recission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

   Indemnification under the Company's Charter and Amended and Restated By-laws ("By-laws") includes payment by the Company of expenses in defending an action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the indemnified party to repay such advance if it is ultimately determined that such person is not entitled to indemnification under the Charter, which undertaking may be accepted without reference to the financial ability of such person that makes such repayments. The Company is not responsible for the indemnification of any person seeking indemnification in connection with a proceeding initiated by such person unless the initiation was approved by the Board of Directors of the Company. The Charter and the DGCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

   Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant tot he foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits and Financial Statement Schedules

   The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated herein by reference.

   All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes:

  (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration, by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference to the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as the Company may be permitted to indemnify directors, officers and controlling persons of the Company for liabilities arising under the Securities Act pursuant to the provisions described under
      Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Winston-Salem, North Carolina, on November 11, 1999.

                                          Blue Rhino Corporation

                                                     /s/ Billy D. Prim
                                          By:__________________________________
                                                       Billy D. Prim
                                             Chairman of the Board, President
                                                and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement, has been signed below by the following persons in the capacities indicated on November 11, 1999

                 Signature                                     Title
                 ---------                                     -----


             /s/ Billy D. Prim              Chairman of the Board, President and Chief
___________________________________________   Executive Officer (Principal Executive
               Billy D. Prim                  Officer)

            /s/ Mark Casteneda              Secretary, Chief Financial Officer and
___________________________________________   Director (Principal Financial and
              Mark Casteneda                  Accounting Officer)

         /s/ Andrew J. Filipowski           Vice Chairman of the Board
___________________________________________
           Andrew J. Filipowski

          /s/ Craig J. Duchossois           Director
___________________________________________
            Craig J. Duchossois

           /s/ Steven D. Devick             Director
___________________________________________
             Steven D. Devick

          /s/ John H. Muehlstein            Director
___________________________________________
            John H. Muehlstein

          /s/ Richard A. Brenner            Director
___________________________________________
            Richard A. Brenner


                                    EXHIBITS

  Exhibit
  Number                       Description of Exhibit
  -------                      ----------------------
  3.1      Second Amended and Restated Certificate of Incorporation of
           the Company, incorporated by reference to Exhibit 3.1 to the
           Company's Report on Form 10-Q dated July 2, 1998.
  3.2      Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
  4.1      Form of Certificate of Common Stock of the Company,
           incorporated by reference to Exhibit 4.1 to the Company's
           Registration Statement on Form S-1 dated May 18, 1998.
  4.2      Registration Rights Agreement among the Company and the
           purchasers of Common Stock and Warrants dated September 7,
           1999 incorporated by reference to Exhibit 4.1 to the Company's
           Current Report on Form 8-K dated September 23, 1999.
  4.3      Registration Rights Agreement among the Company and the Buyers of its Convertible Notes dated September 22, 1999 incorporated by reference to Exhibit 4.2 to the Company's Current Report on
           Form 8-K dated September 23, 1999.
  4.4      Amendment to Amended and Restated Registration Rights
           Agreement among the Company and certain holders of its common stock dated September 7, 1999 incorporated by reference to
           Exhibit 4.4 to the Company's Current Report on Form 8-K dated
           September 23, 1999.
  4.5      Form of Warrant to Purchase Common Stock of the Company issued to purchasers of the Company's Common Stock in its private offering dated September 7, 1999 incorporated by reference to
           Exhibit 4.4 to the Company's Current Report on Form 8-K dated
           September 23, 1999.
  4.6      Form of Warrant to Purchase Common Stock of the Company issued to purchasers of the Company's Convertible Notes incorporated by reference to Exhibit 4.5 to the Company's Current Report on
           Form 8-K dated September 23, 1999.
  4.7      Form of Warrant issued to Michael A. Waters dated September
           17, 1999 incorporated by reference to Exhibit 4.6 to the
           Company's Current Report on Form 8-K dated September 23, 1999.
  5.1      Legal Opinion of Pedersen & Houpt, P.C.
 10.1(a)   Loan Agreement, dated as of December 31, 1998, between the
           Company and NationsBank, N.A., incorporated by reference to
           Exhibit 10.1(a) to the Company's Registration Statement on
           Form S-1 dated January 15, 1999.
 10.1(b)   Security Agreement, dated as of December 31, 1998 between the
           Company and NationsBank, N.A., incorporated by reference to
           Exhibit 10.1(b) to Amendment No. 1 to the Company's
           Registration Statement on Form S-1 dated January 15, 1999.
 10.1(c)   Promissory Note, dated as of December 31, 1998 between the
           Company and NationsBank, N.A., incorporated by reference to
           Exhibit 10.1(c) to Amendment No. 1 to the Company's
           Registration Statement on Form S-1 dated January 15, 1999.
 10.1(d)   Promissory Note, dated as of December 31, 1998 between the
           Company and NationsBank, N.A., incorporated by reference to
           Exhibit 10.1(d) to Amendment No. 1 to the Company's
           Registration Statement on Form S-1 dated January 15, 1999.
 10.1(e)   Amendment to Loan Agreement dated June 14, 1999 between the
           Company and NationsBank, N.A. incorporated by reference to
           Exhibit 10.1(e) to Amendment No. 1 to the Company's
           Registration Statement on Form S-1 dated July 21, 1999.
 10.2      Note Purchase Agreement, dated as of January 1, 1998, among the Company and Craig J. Duchossois, Andrew Filipowski, James
           Liautaud and Lennard Carlson, incorporated by reference to
           Exhibit 10.2 to the Company's Registration Statement on Form
           S-1 dated May 18, 1998.

  Exhibit
  Number                       Description of Exhibit
  -------                      ----------------------
 10.3(a)   Asset Purchase Agreement, dated as of December 9, 1997,
           between the Company and Bison Propane Bottle Exchange, LLC, incorporated by reference to Exhibit 10.4(a) to the Company's
           Registration Statement on Form S-1 dated May 18, 1998.
 10.3(b)   First Amendment to the Asset Purchase Agreement, dated as of
           December 10, 1997, between the Company and Bison Propane
           Bottle Exchange, LLC, incorporated by reference to Exhibit
           10.4(b) to the Company's Registration Statement on Form S-1
           dated May 18, 1998.
 10.4      Multi-Draw Convertible Secured Promissory Note, dated as of
           February 12, 1998, by Bison Valve, L.L.C. to the Company,
           incorporated by reference to Exhibit 10.5 to the Company's
           Registration Statement on Form S-1 dated May 18, 1998.
 10.5      Collateral Assignment of License Agreement, dated as of
           February 12, 1998, by Bison Valve, L.L.C. to the Company,
           incorporated by reference to Exhibit 10.6 to the Company's
           Registration Statement on Form S-1 dated May 18, 1998.
 10.6(a)   Form of Distribution Agreement of the Company and Its
           Distributors, incorporated by reference to Exhibit 10.7(a) to the Company's Registration Statement on Form S-1 dated May 18,
           1998.
 10.6(b)   Form of Sublease of Personal Property between the Company and
           Its Distributors, incorporated by reference to Exhibit 10.7(b)
           to the Company's Registration Statement on Form S-1 dated May
           18, 1998.
 10.7(a)   Form of Security Agreement to Secure the Sale of Cylinders
           between the Company and Its
           Distributors, incorporated by reference to Exhibit 10.8(a) to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.7(b)   Form of Promissory Note Evidencing the Sale of Cylinders
           between the Company and Its
           Distributors, incorporated by reference to Exhibit 10.8(b) to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.8      Amended and Restated Stock Option Plan for Non-employee
           Directors of the Company, incorporated by reference to Exhibit
           10.9 to the Company's Registration Statement on Form S-1 dated
           January 5, 1999.
 10.9      Distributor Stock Option Plan of the Company, incorporated by reference to Exhibit 10.13 to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.10     1994 Stock Incentive Plan of the Company, incorporated by
           reference to Exhibit 10.14 to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.11     Amended and Restated Registration Rights Agreement, dated as of March 1, 1997, among the Company, Forsythe/Lunn Technology
           Partners, L.L.C., Platinum Propane Holding, L.L.C., the
           Purchasers of Units pursuant to the Unit Purchase Agreement dated October 11, 1995 and the Purchasers of the Company's
           Series A Convertible Participating Preferred Stock,
           incorporated by reference to Exhibit 10.15 to the Company's
           Registration Statement on Form S-1 dated May 18, 1998.
 10.12     1998 Stock Incentive Plan of the Company, incorporated by
           reference to Exhibit 10.18 to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.13     Real Estate Lease between the Company and Rhino Real Estate,
           L.L.C. dated as of January 1, 1999, incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on
           Form S-1 dated January 5, 1999.
 10.14(a)  Master Lease dated as of February 1, 1996 between the Company and Nelco, Ltd., Incorporated by reference to Exhibit 10.20(a)
           to the Company's Registration Statement as Form S-1 dated May
           18, 1998.

  Exhibit
  Number                       Description of Exhibit
  -------                      ----------------------
 10.14(b)  Lease Agreement dated July 30, 1996 between the Company and
           Leasing Innovations, Incorporated incorporated by reference to
           Exhibit 10.20(b) to the Company's Registration Statement as
           Form S-1 dated May 18, 1998.
 10.14(c)  Lease Agreement dated June 26, 1997 between the Company and
           Green Tree Vendor Services Corporation, incorporated by
           reference to Exhibit 10.20(c) to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.15     Services Agreement dated June 1, 1997 between the Company and
           Information Management Systems Services incorporated by
           reference to Exhibit 10.16 to the Company's Annual Report on
           Form 10-K dated October 29, 1998.
 10.16(a)  Limited Guarantee dated December 31, 1998 made by the Company in favor of NationsBank, N.A.
           incorporated by reference to the Company's Amendment No. 1 to
           Registration Statement on Form
           S-1 dated January 15, 1999.
 10.16(b)  Subordinated Security Agreement dated December 31, 19898 between the Company and USA Leasing, L.L.C. incorporated by reference to Amendment No. 1 to the Company's Registration
           Statement on Form S-1 dated January 15, 1999.
 10.16(c)  Subordination Agreement dated December 31, 1998 among the
           Company, USA Leasing, L.L.C. and NationsBank, N.A.
           incorporated by reference to Amendment No. 1 to the Company's
           Registration Statement on Form S-1 dated January 15, 1999.
 10.17(a)  Securities Purchase Agreement among the Company and Promethean
           Investment Group, L.L.C. dated September 22, 1999 incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 23, 1999.
 10.17(b)  Form of Convertible Note issued to purchasers of the Company's
           Convertible Notes incorporated by reference to Exhbit 10.2 to the Company's Current Report on Form 8-K dated September 23,
           1999.
 10.18     Asset Purchase Agreement among the Company, Bison Valve,
           L.L.C. and Michael A. Waters dated September 17, 1999
           incorporated by reference to Exhibit 10.3 to the Company's
           Current Report on Form 8-K dated September 23, 1999.
 10.19     Employment Agreement between the Company and Billy D. Prim dated May 31, 1999 effective as of January 1, 1999
           incorporated by reference to Exhibit 10.20(h) to the Company's
           Annual Report on Form 10-K dated October 29, 1999.
 21.1      Subsidiaries of the Company incorporated by reference to
           Exhibit 21.1 to the Company's Annual Report on Form 10-K dated
           October 29, 1999.
 23.1      Consent of Pedersen & Houpt, P.C.*
 23.2      Consent of Ernst & Young LLP
 23.3      Consent of PricewaterhouseCoopers LLP
 24.1      Power of Attorney

   *Contained in Exhibit 5.1.